Exhibit 99.3

For Immediate Release: June 1, 2022

Attention: Business Editors

VERSABANK REPORTS CONTINUED STRONG RESULTS FOR SECOND QUARTER 2022

– Quarter Highlighted by Another Record Loan Portfolio, Led by 51% Growth in Canadian Point-of-Sale Financing Business –

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our second quarter 2022 (“Q2 2022”) unaudited Interim Consolidated Financial Statements for the period ended April 30, 2022 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the second quarter of 2022 ended April 30, 2022. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the six months ended
(thousands of Canadian dollars	April 30	January 31		April 30		April 30	April 30
except per share amounts)	2022	2022	Change	2021	Change	2022	2021	Change
Financial results
Revenue	$18,635	$18,266	2%	$15,970	17%	$36,901	$31,392	18%
Cost of funds(1)	1.38%	1.29%	7%	1.28%	8%	1.30%	1.35%	(4%)
Net interest margin(1)	2.77%	2.77%	0%	2.96%	(6%)	2.69%	2.91%	(8%)
Net interest margin on loans(1)	3.11%	3.22%	(3%)	3.55%	(12%)	3.14%	3.55%	(12%)
Net income	4,943	5,566	(11%)	5,744	(14%)	10,509	11,034	(5%)
Net income per common share basic and diluted	0.17	0.19	(11%)	0.25	(32%)	0.36	0.47	(23%)
Balance sheet and capital ratios
Total assets	$2,692,146	$2,415,346	11%	$2,139,757	26%	$2,692,146	$2,139,757	26%
Book value per common share(1)	11.94	11.78	1%	11.06	8%	11.94	11.06	8%
Common Equity Tier 1 (CET1) capital ratio	13.66%	14.83%	(8%)	12.52%	9%	13.66%	12.52%	9%
Total capital ratio	18.68%	20.34%	(8%)	18.89%	(1%)	18.68%	18.89%	(1%)
Leverage ratio	11.63%	12.69%	(8%)	10.46%	11%	11.63%	10.46%	11%

(1) See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2022 Management’s Discussion and Analysis.

(thousands of Canadian dollars)
for the three months ended	April 30, 2022				January 31, 2022				April 30, 2021
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments				Adjustments
Net interest income	$17,242	$-	$-	$17,242	$16,885	$-	$-	$16,885	$15,095	$-	$-	$15,095
Non-interest income	1	1,434	(42)	1,393	-	1,422	(41)	1,381	1	915	(41)	875
Total revenue	17,243	1,434	(42)	18,635	16,885	1,422	(41)	18,266	15,096	915	(41)	15,970

Provision for (recovery of) credit losses	78	-	-	78	2	-	-	2	(312)	-	-	(312)
	17,165	1,434	(42)	18,557	16,883	1,422	(41)	18,264	15,408	915	(41)	16,282

Non-interest expenses:
Salaries and benefits	5,586	1,140	-	6,726	5,440	643	-	6,083	4,525	428	-	4,953
General and administrative	3,761	300	(42)	4,019	3,482	183	(41)	3,624	2,237	187	(41)	2,383
Premises and equipment	659	363	-	1,022	582	347	-	929	598	408	-	1,006
	10,006	1,803	(42)	11,767	9,504	1,173	(41)	10,636	7,360	1,023	(41)	8,342

Income (loss) before income taxes	7,159	(369)	-	6,790	7,379	249	-	7,628	8,048	(108)	-	7,940

Income tax provision	1,744	103	-	1,847	1,961	101	-	2,062	2,153	43	-	2,196

Net income (loss)	$5,415	$(472)	$-	$4,943	$5,418	$148	$-	$5,566	$5,895	$(151)	$-	$5,744

Total assets	$2,692,510	$21,386	$(21,750)	$2,692,146	$2,412,167	$23,767	$(20,588)	$2,415,346	$2,139,974	$17,777	$(17,994)	$2,139,757

Total liabilities	$2,347,610	$23,727	$(20,605)	$2,350,732	$2,072,691	$25,147	$(19,443)	$2,078,395	$1,888,732	$20,508	$(16,849)	$1,892,391

HIGHLIGHTS FOR THE SECOND QUARTER OF 2022

Consolidated

●

Consolidated revenue increased 17% year-over-year and 2% sequentially, to $18.6 million, due to higher net interest income in the Digital Banking operations (driven primarily by strong loan growth of 34% year-over-year and 11% sequentially), as well as higher non-interest income, the latter being generated by DRT Cyber Inc., (“DRTC”) VersaBank’s Cybersecurity Services and Banking and Financial Technology Development operating segment;

●

Net income decreased 14% year-over-year and decreased 11% sequentially to $4.9 million, attributable to costs related to investment in specific growth initiatives (including, but not limited to, the U.S. Point-of-Sale Loan and Lease Receivable, (“POS Financing”) roll out and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts (branded as VCAD)), as well as higher salary and benefits costs, and higher office expense resulting from the implementation of VersaBank’s return-to-work strategy; and,

●

EPS was $0.17, a decrease of 32% year-over-year and 11% sequentially. The year-over-year trend was amplified due to a higher number of shares outstanding following the issuance of 6.3 million common shares via the Bank’s US IPO on the Nasdaq in September, 2021 (the “Common Share Offering”) in advance of deploying the capital raised into interest generating loans.

Digital Banking Operations

●

Loans increased 34% year-over-year and 11% sequentially to a record $2.45 billion, as a function of growth in the Bank’s POS Financing portfolio (51% year-over-year and 12% sequentially) and commercial real estate (“CRE”) portfolio (10% year-over-year and 8% sequentially);

●	Digital Banking revenue increased 14% year-over-year and 2% sequentially, to $17.2 million;
●

Net interest margin decreased 19 bps, or 6% year-over-year and was unchanged sequentially, at 2.77%, and net interest margin on loans decreased 44 bps, or 12%, year-over-year and decreased sequentially 11 bps, or 3%, to 3.11%, primarily the result of VersaBank’s strategy to grow its POS Financing portfolio, which generates lower average net interest margins than the CRE portfolio, and in which VersaBank was more aggressive with pricing in the second quarter of 2022 to capitalize on certain high-growth opportunities; and,

●

Provision for Credit Losses (PCLs) as a percentage of average loans was 0.01%, compared with a 12-quarter average of -0.01%, which remains amongst the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

●

On March 28, 2022, VersaBank announced successful completion of the independent third-party System and Organization Controls (SOC2) – Type I audit of its VersaVault®, VersaBank’s proprietary security technology for blockchain-based assets, which underpins the VersaBank’s revolutionary Digital Deposit Receipts; and,

●

On March 31, 2022, VersaBank announced that it entered into an agreement with its first Point-of-Sale Finance partner in the United States, a large, North American, commercial transportation financing business focused on independent owner/operators.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

●

Revenue and gross profit, which are generated entirely by Digital Boundary Group's (DBG) Cybersecurity Services, increased 41% and 57% year-over-year and 3% and 1% sequentially, to $2.4 million and $1.4 million, respectively; and,

●

Net loss of $0.5 million compared to net loss of $0.2 million in the second quarter of 2021 and net income of $0.1 million in the first quarter of 2022, attributable to higher costs related to investment in specific growth initiatives (including preparation for commercial launch of the Canadian-dollar version of its digital deposit receipts), as well as higher salary and benefits expense and higher business development costs.

MANAGEMENT COMMENTARY

“The second quarter was yet another quarter highlighted by a new record loan portfolio in our Digital Banking operations, with our Canadian Point-of-Sale financing business growing more than 50% year-over-year, with that strong growth momentum continuing in third quarter to date,” said David Taylor, President and Chief Executive Officer, VersaBank. “The continued growth of our Point-of-Sale business in Canada provides us with even greater confidence in the potential for this innovative and unique offering in the United States, as we add additional customers throughout 2022 and beyond.”

“Despite strong year-over-year growth, net income for the second quarter was dampened by short-term investments in a number of initiatives that we expect will contribute to accelerated growth in both the short- and long-terms, notably preparation and roll out of the Point-of-Sale business in our Digital Banking operations in the US and preparation for the commercial launch of VCAD, the Canadian-dollar version of our revolutionary Digital Deposit Receipts, including the SOC2 compliance audit, the majority of the costs of which reside in DRTC. We expect net income for the remainder of the year to be driven by continued growth in our Canadian Point-of-Sale business, along with ramp up of the U.S. Point-of-Sale business, as well as continued profitable growth in the Cybersecurity Services component of DRTC.”

FINANCIAL REVIEW

Consolidated

Net Income – Net income for the quarter was $4.9 million, or $0.17 per common share (basic and diluted), compared to $5.6 million, or $0.19 per common share (basic and diluted) last quarter and $5.7 million, or $0.25 per common share (basic and diluted), for the same period a year ago. The year-over-year and quarter-over-quarter trends were a function primarily of higher costs related to investment in specific growth initiatives (including, but not limited to, the U.S. POS financing roll out and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts), as well as higher salary and benefits costs, and higher office expense resulting from the implementation of VersaBank’s return-to-work strategy. The year-over-year trend reflects the impact of a provision for credit losses in the current quarter compared to a recovery of credit loss provisions in the amount of $312,000 a year ago and higher insurance premiums attributable to the Bank’s listing on Nasdaq. Year-to-date net income and EPS were $10.5 million and $0.36 respectively, compared to $11.0 million and $0.47 for the same period a year ago. The year-over-year trends were a function of the same variables driving the quarterly trends as well as the impact of a provision for credit losses of $78,000 in the current period compared to a recovery of credit loss provisions in the amount of $255,000 in the comparative period and higher insurance premiums attributable to the Bank’s listing on Nasdaq. The magnitude of the EPS trend was affected notably by the impact of dilution attributable to the Common Share Offering.

Digital Banking Operations

Net Interest Margin – Net interest margin (or spread) for the quarter was 2.77% compared to 2.77% last quarter and 2.96% for the same period a year ago. Year-to-date net interest margin was 2.69% compared to 2.91% for the same period a year ago. The trends are primarily the result of VersaBank’s strategy to grow its POS Financing portfolio, which generates lower average net interest margins than the CRE portfolio, and in which VersaBank was more aggressive with pricing in the second quarter of 2022 to capitalize on certain high-growth opportunities

Net Interest Margin on Loans – Net interest margin on loans is calculated as net interest income net of the impact of cash and other assets, divided by average gross loans. Net interest margin on loans for the quarter was 3.11% compared to 3.22% last quarter and 3.55% for the same period a year ago. Year-to-date net interest margin on loans was 3.14% compared to 3.55% for the same period a year ago. The trends are primarily the result of VersaBank’s strategy to grow its POS Financing portfolio, which generates lower average net interest margins than the CRE portfolio, and in which VersaBank was more aggressive with pricing in the second quarter of 2022 to capitalize on certain high-growth opportunities.

Net Interest Income – Net interest income for the quarter was $17.2 million compared to $16.9 million last quarter and $15.1 million for the same period a year ago. The quarter-over-quarter and year-over year trends were a function primarily of higher interest income earned on higher lending assets, offset partially by lower fees earned on the Bank’s CRE mortgage portfolio and higher interest expense attributable to higher deposit balances. The year-over year trend also reflects higher interest expense in the current quarter attributable to the issuance of USD $75 million principal amount of subordinated notes payable on April 30, 2021. Year-to-date net interest income was $34.1 million compared to $29.5 million for the same period a year ago.

Non-Interest Expenses – Non-interest expenses for the quarter were $11.8 million compared to $10.6 million last quarter and $8.3 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher costs related to investment in specific growth initiatives, including, but not limited to the U.S. POS financing roll out and preparation for commercial launch of the Canadian-dollar version of its Digital Deposit Receipts, higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across the Bank, higher costs associated with employee retention, and higher office and facility related costs attributable to implementation of the Bank’s return-to-work strategy. The year-over-year trend also reflects higher insurance premiums attributable to the Bank’s listing on Nasdaq. Year-to-date non-interest expenses were $22.4 million compared to $16.4 million for the same period a year ago. The year-over-year trend was a function primarily of the items set out above and the current period including six months of operating expenses of Digital Boundary Group (“DBG”) compared to five months of operating expenses included in the comparative period due to the timing of the Bank’s acquisition of DBG on November 30, 2020.

Provision for/Recovery of Credit Losses – The Bank recognized a provision for credit losses in the current quarter in the amount of $78,000 compared to a provision for credit losses in the amount of $2,000 last quarter and a recovery of credit loss provisions in the amount of $312,000 for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher lending asset balances, offset partially by changes in the Bank’s lending asset portfolio mix and changes in the forward-looking information used by the Bank in its credit risk models in the current quarter. Year-to-date, the Bank recognized a provision for credit losses in the current period in the amount of $80,000 compared to a recovery of credit loss provisions in the amount of $255,000 for the same period a year ago.

Capital – At April 30, 2022, VersaBank’s Total regulatory capital was $432 million compared to $426 million last quarter and $333 million a year ago and the Bank’s CET1 capital ratio was 13.66%, compared 14.83% last quarter and 12.52% a year ago. The quarter-over-quarter capital ratio trends were a function primarily of retained earnings growth and changes to the Bank’s risk-weighted asset balances and composition. The year-over-year trends were a function primarily of the Common Share Offering in September 2021, retained earnings growth, and changes to the Bank’s risk-weighted asset balances and composition.

Credit Quality -- Gross impaired loans at April 30, 2022 were $nil, compared to $nil a year ago. The Bank’s allowance for expected credit losses, or ECL at April 30, 2022 was $1.53 million compared to $1.46 million last quarter and $1.64 million a year ago. The quarter-over-quarter and year-over-year ECL trends were a function primarily of the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses ratio continues to be one of the lowest in the Canadian industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model.

Lending Operations: POS Financing – Leveraging its proprietary technology, VersaBank electronically purchases small loan and lease receivables from its network of origination partners who make point of sale loans and leases, primarily for big ticket consumer purchases, throughout Canada. For the second quarter of 2022, VersaBank’s POS Financing portfolio was up 51% year-over-year and 12% sequentially to $1.6 billion as a function primarily of continued strong demand for home finance, auto and home improvement/HVAC receivable financing. Consumer spending in Canada is expected to remain strong as a function of a tight labour market and as excess savings continue to be deployed into a range of durable goods, including assets related to home improvements, as well as home purchases for which VersaBank’s POS loan and lease origination partners provide financing. These trends, combined with the anticipated addition of new origination partners, represent key drivers of what is expected to be strong POS Financing balance sheet growth over the course of the second half of fiscal 2022. In addition, VersaBank entered the US lending market in the second quarter of 2022 through the completion of a receivable purchase transaction with its first US-based, POS Financing origination partner, a large, North American, commercial transportation financing business focused on independent owner/operators. Management anticipates measured growth in its US POS Financing portfolio over the second half of fiscal 2022 as VersaBank continues to source and onboard new origination partners that operate with a credit risk profile that is aligned with VersaBank’s risk appetite.

Lending Operations: Commercial Lending – Commercial loans are originated through a well-established network of mortgage brokers and syndication partners, as well as through direct contact with VersaBank’s staff. Most of these loans are secured by real estate assets located in Ontario and certain other Canadian provinces. The portfolio increased 10% year-over-year and 8% sequentially to $832 million. VersaBank anticipates continued growth in the commercial mortgage sector over the course of the second half of fiscal 2022, specifically related to financing for residential housing properties, albeit somewhat moderated relative to management’s view in the first half of fiscal 2022.

Deposit Funding -- VersaBank continues to increase its proportion of lower-cost commercial deposits by growing its well diversified Trustee in Bankruptcy, (“TIB”) program deposit base which currently attracts a nominal interest rate. This low-cost diversified deposit channel provides VersaBank with a significant cost of funds advantage, enabling it to generate superior net interest margins while maintaining its conservative risk profile. VersaBank’s cost of funds for the second quarter of 2022 was 1.38%, up 9 bps sequentially and 10 bps year-over-year. Management anticipates that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will grow over the second half of fiscal 2022 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the same timeframe attributable to the Bank of Canada continuing to tighten monetary policy over the course of the year. Further, VersaBank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. Management expects the combination of the operational trends set out above will mitigate the expansion of its cost of funds, despite the anticipation of the Bank of Canada continuing to increase interest rates over the course of the second half of the year. Commercial deposits at April 30, 2022 were $609 million, up 9% year-over-year and up 2% sequentially. The year-over-year and quarter-over-quarter trends were attributable to continued growth in the Bank’s TIB program.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

For the second quarter of 2022, DRTC recorded a net loss of $472,000 compared to net loss of $151,000 a year ago and net income of $148,000 sequentially. The year-over-year and quarter-over-quarter trends were a function primarily of higher operating expense, offset partially by higher revenue. Year-to-date, DRTC recorded a net loss of $325,000 compared to net income of $22,000 a year ago. The year-over-year trend was a function primarily of the items set out above as well as the comparative period including only five months of operations due to the timing of the Bank’s acquisition of DBG on November 30, 2020.

FINANCIAL HIGHLIGHTS

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
($CDN thousands except per share amounts)	2022	2021	2022	2021
Results of operations
Interest income	$25,848	$21,649	$50,568	$43,164
Net interest income	17,242	15,095	34,127	29,469
Non-interest income	1,393	875	2,774	1,923
Total revenue	18,635	15,970	36,901	31,392
Provision for (recovery of) credit losses	78	(312)	80	(255)
Non-interest expenses	11,767	8,342	22,403	16,429
Digital Banking	10,006	7,360	19,509	14,690
DRTC	1,803	1,023	2,977	1,808
Net income	4,943	5,744	10,509	11,034
Income per common share:
Basic	$0.17	$0.25	$0.36	$0.47
Diluted	$0.17	$0.25	$0.36	$0.47
Dividends paid on preferred shares	$247	$542	$494	$1,084
Dividends paid on common shares	$687	$528	$1,374	$1,056
Yield*	4.15%	4.24%	3.99%	4.26%
Cost of funds*	1.38%	1.28%	1.30%	1.35%
Net interest margin*	2.77%	2.96%	2.69%	2.91%
Net interest margin on loans*	3.11%	3.55%	3.14%	3.55%
Return on average common equity*	5.92%	9.20%	6.25%	8.73%
Book value per common share*	$11.94	$11.06	$11.94	$11.06
Efficiency ratio*	63%	52%	61%	52%
Efficiency ratio - Digital Banking*	58%	49%	57%	50%
Return on average total assets*	0.75%	1.02%	0.79%	0.98%
Gross impaired loans to total loans*	0.00%	0.00%	0.00%	0.00%
Provision (recovery) for credit losses as a % of average loans*	0.01%	(0.07%)	0.01%	(0.03%)
	as at
Balance Sheet Summary
Cash	$198,157	$272,428	$198,157	$272,428
Loans, net of allowance for credit losses	2,450,276	1,829,776	2,450,276	1,829,776
Average loans*	2,332,957	1,811,750	2,276,663	1,742,343
Total assets	2,692,146	2,139,757	2,692,146	2,139,757
Deposits	2,124,916	1,679,273	2,124,916	1,679,273
Subordinated notes payable	98,410	94,392	98,410	94,392
Shareholders' equity	341,414	247,366	341,414	247,366
Capital ratios**
Risk-weighted assets	$2,313,030	$1,763,424	$2,313,030	$1,763,424
Common Equity Tier 1 capital	315,963	220,740	315,963	220,740
Total regulatory capital	432,083	333,161	432,083	333,161
Common Equity Tier 1 (CET1) ratio	13.66%	12.52%	13.66%	12.52%
Tier 1 capital ratio	14.25%	13.29%	14.25%	13.29%
Total capital ratio	18.68%	18.89%	18.68%	18.89%
Leverage ratio	11.63%	10.46%	11.63%	10.46%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2022 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

COVID-19 Update

With public health restrictions being generally relaxed or removed altogether over the recent months management has commenced the implementation of the Bank’s return-to-work strategy that is anticipated to accommodate the majority of our staff transitioning from working remotely to working in a traditional office setting over the course of the third quarter of 2022.

Notwithstanding the above, we continue to monitor the data and information available related to the emergence of new variants of COVID-19 as well as attempt to anticipate the potential impact on our community, the Canadian economy and the Bank’s business operations.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains ; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, June 1, 2022, at 9:00 a.m. (EDT) to discuss its second quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659
Local dial-in number:	31237349

Please call between 8:45 a.m. and 8:55 a.m. (EDT).

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://bit.ly/3LNOJi1 or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	237349#
Expiry Date:	August 30th, 2022, at 11:59 p.m. (EDT)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://bit.ly/3LNOJi1 and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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